10026725

[UNITED] STATES
[SECURITIES AND EXCH]ANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
MAR 2 2010
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52991

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: ~~TD Ameritrade, Inc.~~ Thinkorswim Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 West Chicago Avenue
(No. and Street)

Chicago (City) IL (State) 60654 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael D. Chochon (402) 970-7471
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

220 S 6th (Address) Minneapolis (City) Minnesota (State) 55402 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

STATEMENT OF FINANCIAL CONDITION

thinkorswim, Inc.
(An Indirect Wholly Owned Subsidiary of
TD AMERITRADE Holding Corporation)
SEC File Number: 8-52991
December 31, 2009
With Report of Independent Registered
Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

thinkorswim, Inc.
(An Indirect Wholly Owned Subsidiary of
TD AMERITRADE Holding Corporation)

Statement of Financial Condition

December 31, 2009

Contents

Report of Independent Registered Public Accounting Firm........1
Statement of Financial Condition........2
Notes to Statement of Financial Condition........3

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
thinkorswim, Inc.

We have audited the accompanying statement of financial condition of thinkorswim, Inc., (the Company) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of thinkorswim, Inc. at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Minneapolis, Minnesota
February 25, 2010

thinkorswim, Inc.
(An Indirect Wholly Owned Subsidiary of
TD AMERITRADE Holding Corporation)

Statement of Financial Condition

(In Thousands, Except Share Amounts)

December 31, 2009

Assets		
Cash and cash equivalents	$	87,467
Receivable from broker-dealers		5,115
Receivable from affiliates		11,755
Other receivables, net of allowance for doubtful accounts of $31		5,628
Property and equipment, net of accumulated depreciation and amortization of $176		2,850
Goodwill		445,316
Acquired intangible assets, net of accumulated amortization of $19,861		256,838
Other assets		611
Total assets	$	815,580
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and accrued liabilities	$	22,815
Payable to affiliates		649
Deferred income taxes, net		97,498
Total liabilities		120,962
Stockholder's equity:		
Common stock, $0.001 par value, 5,000 shares authorized, 100 shares issued and outstanding		–
Additional paid-in capital		679,448
Retained earnings		15,170
Total stockholder's equity		694,618
Total liabilities and stockholder's equity	$	815,580

See accompanying notes.

1. Basis of Presentation and Nature of Operations

Basis of Presentation

The statement of financial condition includes the accounts of thinkorswim, Inc. (the Company). The Company is an indirect wholly owned subsidiary of TD AMERITRADE Holding Corporation (the Parent) through its immediate parent thinkorswim Holdings Inc. (TOS Holdings), which is a wholly owned subsidiary of the Company's former public parent thinkorswim Group Inc. (TOS Group). TOS Group was acquired by the Parent on June 11, 2009 (see Note 3). The statement of financial condition includes material related-party transactions with affiliated companies. The Company evaluated subsequent events through February 25, 2010, the date on which the statement of financial condition was issued.

Nature of Operations

The Company is an introducing securities broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and various securities exchanges. In addition, the Company is registered as an introducing broker-dealer and a commodity trading advisor with the National Futures Association (NFA), which has been designated by the Commodity Futures Trading Commission (CFTC) as a registered futures association. The Company is required to comply with all applicable rules and regulations of the SEC, FINRA, NFA, CFTC and securities exchanges in which it maintains membership.

Pursuant to a clearing agreement between the Company and its primary clearing broker, Penson Financial Services (Penson), all securities transactions are cleared on a fully disclosed basis.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments with an original maturity of three months or less to be cash equivalents. The carrying amounts of cash and cash equivalents on the statement of financial condition approximate fair value.

Receivable From Broker-Dealers

Receivable from broker-dealers generally consists of cash deposits and receivables from revenues earned, net of expenses incurred, from client transactions conducted through clearing brokers.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, which are included in other assets and accounts payable and accrued liabilities, respectively, on the statement of financial condition, are carried at fair value using quoted market prices in active markets.

Depreciation and Amortization

Depreciation is provided on a straight-line basis using estimated useful service lives of one to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Goodwill

The Parent records goodwill for purchase business combinations to the extent the purchase price of each completed acquisition exceeded the fair value of the net identifiable assets of the acquired company. Goodwill and acquired intangible assets resulting from the Parent's acquisition of TOS Group have been recorded by the Company. The Company tests goodwill for impairment on at least an annual basis. In performing the impairment tests, the Company utilizes

2. Significant Accounting Policies (continued)

quoted market prices of the Parent's common stock to estimate the fair value of the consolidated Parent. The consolidated Parent's estimated fair value is then allocated to the Parent's subsidiaries and is compared with the book value of the subsidiaries. No impairment charges resulted from the annual impairment test for the year ended December 31, 2009.

Amortization of Acquired Intangible Assets

Acquired intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from one to eleven years.

Long-Lived Assets and Acquired Intangible Assets

The Company reviews its long-lived assets and acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company evaluates recoverability by comparing the undiscounted cash flows associated with the asset to the asset's carrying amount. Long-lived assets classified as "held for sale," if any, are reported at the lesser of carrying amount or fair value less cost to sell.

Income Taxes

The Company files a consolidated U.S. income tax return with the Parent, combined returns for state tax purposes where required, and separate state income tax returns where required. The Company determines and records income taxes as if it were a separate taxpayer, pursuant to a tax-sharing agreement with the Parent. Deferred tax assets and liabilities are determined based on the difference between the statement of financial condition carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized. Uncertain tax positions are recognized if they are more likely than not to be sustained upon examination, based on the technical merits of the position. The amount of tax benefit recognized is the largest amount of benefit that is greater than 50% likely to be realized upon settlement.

2. Significant Accounting Policies (continued)

Recently Adopted Accounting Pronouncements

On December 31, 2009, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 168, *The FASB Accounting Standards Codification™ and The Hierarchy of Generally Accepted Accounting Principles.* The Accounting Standards Codification (ASC or Codification) became the source of authoritative generally accepted accounting principles (GAAP) recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification is non-authoritative. GAAP is not intended to be changed as a result of this statement, but will change the way the guidance is organized and presented. The Company has implemented the Codification in the statement of financial condition by providing references to the ASC topics.

On January 1, 2009, the Company adopted ASC 820-10, *Fair Value Measurements and Disclosures*, for nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the statement of financial condition on a recurring basis. The adoption of ASC 820-10 did not have a material impact on the Company's statement of financial condition.

Effective January 1, 2009, the Company adopted ASC 855-10, *Subsequent Events*. ASC 855-10 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the statement of financial condition is issued or is available to be issued. The adoption of ASC 855-10 did not have a material impact on the Company's statement of financial condition.

3. Business Combinations, Goodwill and Acquired Intangible Assets

On June 11, 2009, the Parent completed the acquisition of TOS Group, the Company's former public parent.

The following table summarizes changes in the Company's goodwill and acquired intangible assets for the year ended December 31, 2009 (in thousands):

	Goodwill	Acquired Intangible Assets
Balance as of December 31, 2008	$ 191,435	$ 112,334
Net increase in goodwill and acquired intangible assets pushed down in Parent's acquisition of TOS Group	253,881	170,232
Amortization of intangible assets	–	(25,728)
Balance as of December 31, 2009	$ 445,316	$ 256,838

The fair values of the Company's acquired intangible assets were based on the results of an independent valuation in connection with the Parent's acquisition of TOS Group. The following table summarizes the major classes of the Company's acquired intangible assets as of December 31, 2009 (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Client relationships	$ 165,799	$ (8,546)	$ 157,253
Technology and content	96,018	(7,667)	88,351
Trade names	9,396	(2,626)	6,770
Non-competition agreement	5,486	(1,022)	4,464
	$ 276,699	$ (19,861)	$ 256,838

4. Property and Equipment

Property and equipment is comprised of the following as of December 31, 2009 (in thousands):

Software	$	1,757
Leasehold improvements		751
Computer equipment		486
Other equipment, furniture and fixtures		32
		3,026
Less accumulated depreciation and amortization		(176)
Property and equipment, net	$	2,850

5. Income Taxes

As of December 31, 2009, temporary differences between the statement of financial condition carrying amounts and tax bases of assets and liabilities arise from property and equipment, acquired intangible assets, stock-based compensation, prepaid expenses and certain accrued liabilities.

Deferred income taxes consist of the following as of December 31, 2009 (in thousands):

Deferred tax liabilities	$	101,678
Deferred tax assets		(4,180)
Net deferred tax liabilities	$	97,498

The Company did not record a valuation allowance against its deferred tax assets as of the beginning or end of calendar year 2009, as the Company believes it is more likely than not that there is an ability to realize its deferred tax assets.

The Company had no unrecognized tax positions as of December 31, 2009 or 2008. The Company's income tax returns are subject to review and examination by federal, state and local taxing authorities. The federal returns for 2006 through 2008 remain open under the statute of limitations. The years open to examination by state and local government authorities vary by jurisdiction, but the statute of limitations is generally three to four years from the date the tax return is filed.

6. Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), administered by the SEC and FINRA, which requires the maintenance of minimum net capital, as defined. Net capital and the related net capital requirement may fluctuate on a daily basis. The Company is required to maintain minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. The Company is also subject to Commodity Futures Trading Commission (CFTC) Regulation 1.17 under the Commodity Exchange Act, administered by the CFTC and the NFA, which also requires the maintenance of minimum net capital to be the greater of its SEC and FINRA net capital requirement or $45,000. At December 31, 2009, the Company had net capital of $67.3 million, which was $65.7 million in excess of its required net capital of $1.6 million.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

7. Employee Benefit Plans

TOS Group has a 401(k) plan covering eligible employees of the Company, under which the Company makes matching contributions pursuant to the plan document. The Company's employees also participate in the Parent's and TOS Group's stock option and incentive plans.

8. Commitments and Contingencies

Lease Commitments

The Company leases office space under non-cancelable operating leases. Future minimum rental commitments under such leases are as follows (in thousands):

Year ending December 31:		
2010	$	1,206
2011		877
2012		897
2013		916
2014		935
Thereafter through 2017		2,918
	$	7,749

Legal and Regulatory Matters

The Company is subject to lawsuits, arbitrations, claims, and other legal proceedings in connection with its business. Some of the legal actions include claims for substantial or unspecified compensatory and/or punitive damages. A substantial adverse judgment or other unfavorable resolution of these matters could have a material adverse effect on the Company's statement of financial condition or could cause the Company significant reputational harm. Management believes the Company has adequate legal defenses with respect to the legal proceedings to which it is a defendant or respondent and the outcome of these pending proceedings is not likely to have a material adverse effect on the statement of financial condition of the Company. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters, or the eventual loss that may result from these matters.

8. Commitments and Contingencies (continued)

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, penalties, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters, or the eventual fines, penalties, or injunctive or other equitable relief that may result from these matters.

Income Taxes

The Company's federal and state income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is subject to varying interpretations, amounts reported on the statement of financial condition could be changed at a later date upon final determinations by taxing authorities.

General Contingencies

In the ordinary course of business, transactions for brokerage clients are introduced by the Company and cleared through unaffiliated clearing brokers on a fully disclosed basis. In the event the clearing brokers do not fulfill their obligations, the Company may be exposed to risk. Pursuant to the Company's agreements with the clearing brokers, the clearing brokers charge the Company for unsecured losses that result from a client's failure to complete such transactions. The Company mitigates the risk associated with client activities by making credit inquiries when establishing client relationships and by monitoring client trading activity.

9. Related-Party Transactions

Receivables from and Payables to Affiliates

Receivables from and payables to affiliates resulting from the related-party transactions described below are included in receivable from affiliates and payable to affiliates, respectively, on the statement of financial condition. Receivables from and payables to affiliates are generally settled in cash on a monthly basis.

9. Related-Party Transactions (continued)

Transactions with Subsidiaries of the Parent

The Company has system maintenance, marketing, and software licensing agreements with certain affiliates. In addition, the Company is allocated certain marketing and corporate costs from entities related by common ownership.

Income Taxes

The Company settles consolidated and combined current income tax payables and receivables with the Parent as amounts become due to or from the taxing authorities. Current income tax accounts include $8.9 million of income taxes payable to affiliates as of December 31, 2009.

Trading Platform Hosting and Services Agreement

The Toronto-Dominion Bank (TD) is an affiliate of the Parent, owning approximately 45% of the Parent's common stock as of December 31, 2009. On June 11, 2009, immediately following the Parent's acquisition of TOS Group, the Parent completed the sale of thinkorswim Canada, Inc. (thinkorswim Canada), a wholly owned subsidiary of TOS Group, to TD Waterhouse Canada Inc. (TDW Canada), a wholly owned subsidiary of TD, for cash equal to the total tangible equity of thinkorswim Canada immediately prior to the closing of the transaction.

In connection with the sale of thinkorswim Canada, the Parent and TDW Canada entered into a trading platform hosting and services agreement. The agreement has an initial term of five years beginning June 11, 2009, and will automatically renew for additional periods of two years, unless either party provides notice of non-renewal to the other party at least 90 days prior to the end of the then-current term. Because this agreement represents contingent consideration to be paid for the sale of thinkorswim Canada, the Parent recorded and pushed down to the Company a $10.7 million receivable for the fair value of this agreement. Under this agreement, TDW Canada will use the Company's trading platform, and the Company will provide the services to support the platform. In consideration for the performance by the Company of all its obligations under this agreement, TDW Canada will pay the Company, on a monthly basis, a fee based on average client trades per day and transactional revenues. Fees earned under the agreement will be

9. Related-Party Transactions (continued)

recorded as a reduction of the contingent consideration receivable until the receivable is reduced to zero, and thereafter will be recorded as fee revenue. As of December 31, 2009, $10.2 million of contingent consideration is included in receivable from affiliates on the statement of financial condition.

10. Stock-Based Client Consideration

The Company was a party to an exclusive rights and intellectual property agreement with a client, dated July 1, 2008. The agreement contained a change of control provision that entitled the client to receive 500,000 shares of TOS Group's common stock if a change of control event occurred within the calendar year 2009. Prior to the Parent's acquisition of TOS Group on June 11, 2009, TOS Group issued 500,000 shares of common stock to the client as required by the change of control provision.

Ernst & Young LLP

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